September 7, 2011

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stephen Krikorian, Accounting Branch Chief

Re:	ViryaNet Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2010 (the “2010 Form 20-F”)
Filed July 15, 2011
File No. 000-31513

Dear Mr. Krikorian:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated August 29, 2011 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment. Please note that all references to page numbers in the responses below refer to the page numbers of the 2010 Form 20-F, as previously filed with the Commission.

As this response letter is being submitted via “Correspondence”, we would greatly appreciate it if the Staff could kindly review our responses and our proposed revisions to the 2010 Form 20-F set forth in this letter and indicate to us whether our responses adequately address the concerns raised by the Staff in the Comment Letter. Upon confirmation of the Staff that our responses are satisfactory, we will file Amendment No. 1 to the 2010 Form 20-F (“Amendment No. 1”) via EDGAR, which will incorporate the revisions to the 2010 Form 20-F described herein.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 63

1.	Please tell us how you considered providing one of the three disclosure alternatives for your exchange rate risks and your interest rate risks. Refer to Item 11 of Form 20-F.

We respectfully acknowledge the Staff’s comment. In Item 11 of the 2010 Form 20-F, the Company sought to provide quantitative information concerning its exposure to exchange rate risks that expressed the magnitude of the actual effect of exchange rate fluctuations on its operating expenses and financial expenses (in the latter case, due to the Company’s balance sheet exposure resulting from assets and liabilities denominated in non-U.S. currencies) during the year ended December 31, 2010. In addition, the Company provided the material disclosure concerning its exposure, from the perspective of financial expenses, to fluctuations in interest rates, due to the Company’s long-term bank loans that bear interest at rates that are adjustable in accordance with LIBOR.

In response to the Staff’s comment, the Company has again reviewed the three disclosure alternatives for quantitative information about market risk set forth in Item 11(a)(1) of Form 20-F and has added in Item 11 of Amendment No. 1, besides the actual effect of fluctuations previously presented in the 2010 Form 20-F, sensitivity analysis based on hypothetical changes of 10% magnitude in foreign currency exchange rates and 300 basis points in interest rates over the course of 2010, thereby providing investors with that additional information in keeping with the second disclosure alternative under Item 11. For the ease of reference of the Staff, we have included in Exhibit A attached hereto the text of the Company’s intended, amended disclosure in Item 11 of Amendment No. 1, marked to show additions relative to the corresponding disclosure in the initially-filed 2010 Form 20-F.

Consolidated Financial Statements

Independent Audit Report, page 3

2.

We note the audit report of Nexia ASR refers to the financial statements of ViryaNet Pty Ltd (Australia) for the year ended December 31, 2010. We further note the audit report of Arik Eshel, CPA& Associates, PC states that the financial statements of ViryaNet Pty Ltd (Australia) for the three years ended December 31, 2010 were audited by other auditors. Indicate why Nexia ASR issued their audit report for only one year of audited financial statements rather than three years. Refer to Rule 2-02 of Regulation S-X.

We respectfully acknowledge the Staff’s comment. Based on the Company’s subsequent contact with Nexia ASR, that independent auditor of the Company’s Australian subsidiary has indicated that the reference in its audit report filed together with the 2010 Form 20-F to the “year in the period ended December 31, 2010” was an inadvertent typographical error, and its intent was to refer to the entire three year period ended December 31, 2010, in keeping with the corresponding reference to that entire three year period in the audit report of Arik Eshel, CPA & Associates, PC, and in keeping with the requirements of Rule 2-02 of Regulation S-X. That inadvertent error will be corrected in Amendment No. 1, as to be reflected in a revised audit report to be issued by Nexia ASR, which will be included together with the audit report of Arik Eshel, CPA & Associates, PC and the Company’s consolidated financial statements pursuant to Item 18 of Form 20-F.

We acknowledge to the Commission that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the 2010 Form 20-F filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2010 Form 20-F filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva & Leshem Brandwein (Raanan Lerner, Adv. at 011-972-3-610-3705 or Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely,

/s/ Memy Ish-Shalom

Memy Ish-Shalom

Chief Executive Officer

ViryaNet Ltd.

cc:	Ryan Rohn, Staff Accountant
Raanan Lerner, Adv.
Jonathan M. Nathan, Adv.

EXHIBIT A

Item 11.	Quantitative And Qualitative Disclosures About Market Risk

Exchange Rate Risks

Revenues generated and costs incurred outside of the United States are generally denominated in non-dollar currencies. Costs not effectively denominated in United States dollars are remeasured to United States dollars, when recorded, at the prevailing exchange rates for the purposes of our financial statements. Consequently, fluctuations in the rates of exchange between the dollar and non-dollar currencies will affect our results of operations. An increase in the value of a particular currency relative to the dollar will increase the dollar reporting value for transactions in that particular currency, and a decrease in the value of that currency relative to the dollar will decrease the dollar reporting value for those transactions. This effect on the dollar reporting value for transactions is generally only partially offset by the impact that currency fluctuations may have on costs. We do not generally engage in currency hedging transactions to offset the risks associated with variations in currency exchange rates. Consequently, significant foreign currency fluctuations and other foreign exchange risks may have a material adverse effect on our business, financial condition and results of operations. Since our revenues are generated in United States dollars and currencies other than United States dollars, and a substantial portion of our expenses are incurred and will continue to be incurred in NIS, we are exposed to risk that the NIS may appreciate relative to the U.S. dollar, or that even if the NIS devaluates in relation to the U.S. dollar, that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of such devaluation will lag behind inflation in Israel. We do not engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. We also do not own any market risk sensitive instruments. However, we may in the future undertake hedging or other transactions or invest in market risk sensitive instruments if we determine that it is necessary to offset these risks.

In 2010, 93% of our revenues and 67% of our expenses were denominated in U.S. dollars. The net effect of the change in value of the U.S. dollar against other currencies in 2010 was an increase in our expenses (excluding financial expenses) of approximately $0.13 million. The net effect of such changes in currency value on our revenues was immaterial.

The net effect of the above-described risks stemming from currency exchange rate fluctuations on our operating results can be further quantified in a hypothetical manner as follows:

An increase of 10% in the value of the NIS and Australian dollar relative to the dollar in the year ended December 31, 2010 would have resulted in a net decrease in the dollar reporting value of our operating income of $0.16_ million, due to the adverse impact to our operating margins that we would experience as a result of such an increase. On the other hand, a 10% decrease in value of the NIS and Australian dollar relative to the dollar in the year ended December 31, 2010 would have caused a net increase in the dollar reporting value of our operating income of $0.16 million for 2010, due to the favorable effect on our operating margins that would result from such devaluation of the NIS and the Australian dollar.

In addition, we have a balance sheet exposure arising from assets and liabilities denominated in currencies other than U.S. dollars, mainly in NIS and Australian dollars. Any change of the exchange rates between the U.S. dollar and these currencies may create financial gain or loss. In 2010 the net effect of the change in value of the U.S. dollar against the NIS resulting from balance sheet exposure was an increase in financial expenses of $0.1 million.

The net effect on our balance sheet of our currency exchange rate fluctuation exposure can be further quantified in a hypothetical manner as follows:

An instantaneous 10% depreciation in the NIS and Australian dollar from their levels against the dollar as of December 31, 2010, with all other variables held constant, would decrease the fair value of our assets denominated in foreign currencies, held at December 31, 2010, by approximately $0.20 million and decrease the fair value of our liabilities denominated in foreign currencies, held at December 31, 2010, by approximately $0.26 million, thereby causing a net increase in our shareholders equity of $0.06 million. On the other hand, an instantaneous 10% appreciation in the NIS and Australian dollar from their levels against the dollar as of December 31, 2010, with all other variables held constant, would increase the fair value of our assets denominated in foreign currencies, held at December 31, 2010, by approximately $0.20 million and increase the fair value of our liabilities denominated in foreign currencies, held at December 31, 2010, by approximately $0.26 million, thereby causing a net decrease in our shareholders’ equity of $0.06 million.

Interest Rate Risks

As of December 31, 2010, we had long-term bank loans in the amount of $1.1 million that were subject to variable interest rates adjustable in accordance with LIBOR. Any significant increase in LIBOR may have an adverse effect on our financial expenses and financial condition. Our exposure to fluctuations in LIBOR can be quantified as follows:

An increase in LIBOR by three hundred (300) basis points over the course of the entirety of the year ended December 31, 2010 would have increased our financial expense related to our long-term bank loans by $0.04 million.